IEI Energy Inc.

Main 403 303-3813
Fax 403 303-3810
700 333 - 7th Avenue S.W.
lgary, Alberta T2P 2Z1

November 28, 2002

U.S Securities and Exchange Commission
International Corporate Finance
Mailstop 0302
450 – 5th Street N.W.
Washington DC
20549

Dear Sir/Madam:

Re: IEI Energy Inc. (formerly Imperial Metals Corporation) #82-1032

Enclosed is the Third Quarter Report for IEI Energy Inc. for the nine months ended September 30, 2002.

Yours truly,

IEI Energy Inc.

Meg Bregazzi, CA
Controller

dlw 1/13

IEI ENERGY INC.

Third Quarter Report

For the Nine Months Ended September 30, 2002

1700, 333 - 7th Avenue SW,
Calgary, AB T2P 2Z1
Telephone: 403.303.3813 / Facsimile: 403.303.3810

To Our Shareholders

Third Quarter Summary
(Unaudited)

	Nine months ended September 30, 2002	Nine months ended September 30, 2001	Three months ended September 30, 2002	Three months ended September 30, 2001
	($000's, except per share amounts)			
Financial				
Oil and natural gas sales, net of royalties	$691	$1,155	$235	$332
Cash flow from continuing operations	$178	$623	$52	$180
Cash flow per share				
Basic and fully diluted	$0.01	$0.08	$0.00	$0.02
Income from continuing operations	$876	$254	$80	$241
Income per share				
Basic and fully diluted	$0.06	$0.03	$0.01	$0.03
Average shares outstanding (000's)	15,769	8,060	15,769	8,066
Net capital expenditures	$212	$1,046	$155	$88
Long term debt	$3,000	$1,400	$3,000	$1,400
Total assets	$4,764	$6,116	$4,764	$6,116

Operational (boe based on 6 mcf of natural gas equal to 1 barrel of oil)	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Daily Production		
Natural gas (mcf/d)	761	751
Oil and liquids (bbl/d)	12	12
Barrel of oil equivalent (boe/d)	139	137
Average Prices		
Natural gas ($/mcf)	$3.15	$5.96
Oil and liquids ($/bbl)	$34.81	$40.28
Per boe ($/boe)	$20.31	$36.15
Operating costs ($/boe)	$3.38	$4.37

Larry G. Moeller
President

Quarterly Management's Discussion and Analysis

OPERATIONS REVIEW

Financial Results

Net revenues decreased to $691,000 for the nine months ended September 30, 2002 compared to $1,155,000 for the nine months ended September 30, 2001. The decrease is primarily due to lower natural gas prices in the period ended 2002.

Interest expense of $321,000 for the nine months ended September 30, 2002 did not substantially change from $305,000 for the same period in 2001.

For the nine months ended September 30, 2002, IEI recorded net income of $876,000 ($0.06 per share) from continuing operations compared to a net income of $254,000 ($0.03 per share) for the same period last year. The net income figures include a gain on the sale of marketable securities of $907,000 for the nine months ended September 30, 2002. In 2001, losses of $241,000 on security transactions and losses in the former affiliates of the Company are included in net income.

LIQUIDITY & CAPITAL RESOURCES

Cash Flow from Operations

Cash flow from operations for the nine months ended September 30, 2002 decreased to $178,000 from $623,000 in the prior period

Working Capital

At September 30, 2002, IEI had a working capital deficiency of $574,000. This has improved when compared to the working capital deficiency of $2,314,000 at September 30, 2001 due to proceeds on the sale of marketable securities.

Property Expenditures

Property development expenditures totaled $212,000 for the nine months ended September 30, 2002 compared to $1,046,000 at September 30, 2001.

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

CONSOLIDATED BALANCE SHEETS

	as at September 30, 2002	as at December 31, 2001
ASSETS		
Current assets		
Cash	$ 101,310	$ 3,666
Marketable securities *(Market value $4,319,397; December 31, 2001 - $3,808,617)*	2,887,416	3,505,306
Accounts receivable	181,269	295,327
	3,169,995	3,804,299
Property, plant and equipment, net	1,593,971	1,590,065
	$ 4,763,966	$ 5,394,364
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 221,088	$ 303,059
Marketable securities loan	3,522,572	4,947,349
	3,743,660	5,250,408
Long-term debt (Note 3)	3,000,000	1,400,000
Site restoration and abandonment	205,607	205,667
Liabilities of discontinued operations before implementation of the Plan, net (Notes 1 and 2)	-	6,477,186
	6,949,267	13,333,261
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
Share capital (Note 4)	27,185,199	17,364,804
Share purchase warrants (Note 4)	303,177	303,177
Equity component of convertible debenture (Note 4)	-	2,188,029
Deficit	(29,673,677)	(27,794,907)
	(2,185,301)	(7,938,897)
	$ 4,763,966	$ 5,394,364

CONTINUING OPERATIONS (Note 1)

See accompanying notes to the consolidated financial statements.

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
REVENUES				
Oil and natural gas, net of royalties	$ 235,384	$ 332,283	$ 690,756	$ 1,155,202
EXPENSES				
Operating	47,974	38,396	128,659	163,424
Depletion and depreciation	45,575	50,002	208,075	128,102
General and administrative	27,313	18,407	63,914	64,535
Interest	107,922	95,214	320,559	304,632
	228,784	202,019	721,207	660,693
	6,600	130,264	(30,451)	494,509
OTHER ITEMS				
Equity loss in affiliates	-	-	-	(77,449)
Loss on dilution of interest in affiliates	-	-	-	(279,581)
Gain on sale of marketable securities	73,404	731,635	906,862	808,945
Writedown of marketable securities	-	(621,082)	-	(692,628)
	73,404	110,553	906,862	(240,713)
Net income before taxes and discontinued operations	80,004	240,817	876,411	253,796
Taxes	-	-	-	-
Net income from continuing operations	80,004	240,817	876,411	253,796
Net loss from discontinued operations	-	(5,656,202)	-	(10,192,220)
NET INCOME (LOSS)	80,004	(5,415,385)	876,411	(9,938,424)
Deficit, beginning of period	(29,753,681)	(12,903,373)	(27,794,907)	(8,380,334)
Distribution of shares of subsidiary to shareholders (Note 2)	-	-	(2,755,181)	-
Deficit, end of period	$ (29,673,677)	$ (18,318,758)	$ (29,673,677)	$ (18,318,758)
Net income per share from continuing operations*	$ 0.01	$ 0.03	$ 0.06	$ 0.03
Net loss per share from discontinued operations*	-	(0.70)	-	(1.26)
Net income (loss) per share*	$ 0.01	$ (0.67)	$ 0.06	$ (1.23)

Supplemental Disclosure of Outstanding Shares	
Common and fully diluted shares outstanding at September 30 and November 28, 2002:	15,769,410

* adjusted for implementation of the Plan and 1 for 10 consolidation in April 2002

See accompanying notes to the consolidated financial statements.

IEI ENERGY INC.
(formerly Imperial Metals Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

The interim consolidated financial statements of IEI Energy Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. This basis of presentation is consistent, except as disclosed in these notes, with the presentation and disclosure in the most recent audited annual financial statements and notes thereto for the year ended December 31, 2001 and these statements should be read in conjunction with the 2001 annual report.

In April 2002, IEI Energy Inc., formerly Imperial Metals Corporation ("Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan the convertible debentures and a portion of the long term debt were exchanged for common shares and unsecured creditors received cash of $1,000,000 with the balance due to the unsecured creditors paid in common shares (Note 3).

Under the Plan, Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Imperial's existing oil and natural gas and investment assets were retained in Imperial, which was renamed IEI Energy Inc. All of Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that has now been renamed Imperial Metals Corporation ("New Imperial")(Note 2).

The continuation of the Company is dependent on its ability to generate positive cash flow from its oil and gas operations and other investments, obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately to achieve profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. DISCONTINUED OPERATIONS

The disposition of the mining business to New Imperial was recorded in the accounts of the Company as of January 1, 2002 as this date provides the most meaningful presentation for both businesses as the reorganization occurred with entities under common control.

The assets and liabilities of the mining business sold to New Imperial effective January 1, 2002 in exchange for 15,769,410 common shares of New Imperial are as follows:

Working Capital	
Cash	$ 1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,796,609
Limited Recourse Long Term Debt and Accrued Interest	(46,036,627)
Future Site Reclamation Costs	(8,781,881)
NET ASSETS OF DISCONTINUED OPERATIONS	$ 2,755,181
Consideration received on sale of the mining business to New Imperial:	
15,769,410 common shares of New Imperial at carrying value of net assets sold	$ 2,755,181

The mining assets and liabilities sold were transferred at the Company's book values at January 1, 2002 before adjustments to conform to the accounting policies of New Imperial. These adjustments are for the new accounting standard for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the new accounting standard for revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These adjustments, which are not incorporated above or in the financial information of the discontinued operations of the Company, will result on the financial statements of New Imperial in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138, $2,541,316, $4,172,805 and $232,852 respectively, and a charge to deficit of $4,421,131 as at January 1, 2002.

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2002

A summary of the Balance Sheet and Statements of Loss and Cash Flows of discontinued operations are as follows:

BALANCE SHEET	September 30, 2002	December 31, 2001
Current assets	$ -	$14,160,356
Mineral properties	-	69,085,490
Other	-	13,286,136
	$ -	$96,531,982
LIABILITIES		
Accounts payable and accrued liabilities	$ -	$10,990,167
Current portion of long-term debt	-	31,507,776
	-	42,497,943
Long-term debt and accrued interest	-	49,036,627
Other	-	11,474,598
	-	103,009,168
NET ASSETS OF DISCONTINUED OPERATIONS	-	(6,477,186)
	$ -	$96,531,982

STATEMENT OF LOSS	Nine months ended September 30, 2002	2001
REVENUES	$ -	$94,300,975
OPERATING LOSS		7,241,460
Other expense (income)	-	2,484,942
LOSS BEFORE TAXES	-	9,726,402
Income taxes	-	465,818
NET LOSS FROM DISCONTINUED OPERATIONS	$ -	$10,192,220

IEI ENERGY INC.
(formerly Imperial Metals Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002

STATEMENT OF CASH FLOWS	September 30 2002	September 30 2001
OPERATING ACTIVITIES		
Net (loss) from discontinued operations	$ -	$(10,192,220)
Items not affecting cash flows	-	18,935,781
	-	8,743,561
Net change in non-cash operating balances	-	4,191,769
Cash (used in) provided by operating activities	-	12,935,330
FINANCING ACTIVITIES	-	(3,000,556)
INVESTMENT ACTIVITIES	-	(8,346,485)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	$ -	$1,588,289
SUPPLEMENTAL INFORMATION		
Interest expense paid	$ -	$1,315,909
Taxes paid	$ -	$530,358

3. LONG TERM DEBT

(a) Credit Facility

Credit facility of $3,000,000 (2001 - $Nil) from a company controlled by a shareholder, repayable on October 1, 2003 with interest of 10% per annum secured by a fixed and floating charge on all of the Company's assets including a pledge of the Company's interest in zed.*i* solutions inc.

(b) Advances Payable

Advances of $Nil (2001 – $1,400,000) from a company controlled by a shareholder, repayable on June 30, 2003 with interest at 10% per annum. This debt was settled for 14 million pre-consolidation common shares of the Company under the terms of the Plan (Notes 1 and 4).

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2002

4. SHARE CAPITAL

Share Capital (after completion of the Plan)

Authorized

Unlimited number of First Preferred shares issuable in series with rights and restrictions to be determined by the directors.

Unlimited number of Second Preferred shares issuable in series with rights and restrictions to be determined by the directors.

Unlimited number of common shares with no par value.

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	-	$ -	-	$ -
Transferred under the Plan from old common shares	15,769,410	27,185,199	-	-
Balance, end of period	15,769,410	$27,185,199	-	$ -

Share Capital (prior to completion of the Plan)

Authorized

1,000,000	Class A non-voting 6% cumulative preferred shares with a par value of $5 each.
1,000,000	Class B non-voting cumulative preferred shares with a par value of $10 each, convertible and redeemable at par.
500,000,000	Common shares with no par value.

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	80,793,609	$17,364,804	80,536,385	$17,320,462
Issued pursuant to ESPP:	-	-	257,224	$44,342
Issued under the Plan:				
For settlement of trade creditors	15,653,143	3,521,957	-	-
For settlement of long term debt	14,000,000	1,400,000	-	-
For settlement of convertible debenture, including accrued interest	47,242,488	4,898,438	-	-
For rounding under the Plan	479	-	-	-
Consolidation 1 for 10 under the Plan	(141,920,309)	-	-	-
Transfer effected under the Plan to new common shares	(15,769,410)	(27,185,199)	-	-
Balance, end of period	-	$ -	80,793,609	$17,364,804

IEI ENERGY INC.
(formerly Imperial Metals Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002

Equity Component of Convertible Debentures

	2002	2001
Balance, beginning of period	$2,188,029	$ -
Transferred to share capital on issuance of shares to settle debentures (Note 1)	(2,188,029)	-
Balance, end of period	$ -	$ -

Options

As part of the Plan, all options were cancelled and new options were authorized to directors, officers and employees to purchase up to 1,500,000 post consolidation shares of the Company. None of these options have been granted and the terms thereof have not been specified.

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock based compensation and other stock based payments. The new recommendations require that stock based payments to non-employees be accounted for using a fair value based method of accounting. No stock based awards are made available to non-employees. The recommendations encourage, but do not require, the use of a fair value based method to account for stock based compensation to employees. The Company has elected to not use the fair value based method to account for stock based compensation to employees, however it will disclose the proforma effect of the stock based compensation on its financial results. No options were outstanding at September 30, 2002.

Share Purchase Warrants	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Balance, beginning of period	2,000,000	$303,177	2,000,000	$303,177
Adjustment for consolidation of common shares under the Plan	(1,800,000)	-	-	-
Balance, end of period	200,000	$303,177	2,000,000	$303,177

At September 30, 2002, 200,000 (2,000,000 pre-consolidation) common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $10.00 per share ($1.00 pre-consolidation) until December 31, 2001 and at a price of $12.50 ($1.25 pre-consolidation) after December 31, 2001 up to December 31, 2002.

5. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the presentation format adopted in the current year.

Board of Directors
John A. Brussa
Burnet, Duckworth & Palmer
Calgary, Alberta

Pierre B. Lebel
Imperial Metals Corporation
Vancouver, British Columbia

Larry G.J. Moeller
Edco Financial Holdings Ltd.
Calgary, Alberta

Management
Larry G.J. Moeller
President

Meg C. Bregazzi
Controller

John A. Brussa
Corporate Secretary

Share Listing
TSX Venture Exchange
Symbol: IEN

Corporate Office
1700, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel: 403-303-3813
Fax: 403-303-3810

Transfer Agent & Registrar
Computershare Trust Company of Canada
530 – 8th Avenue SW. 6th Floor
Calgary Alberta T2P 3S8
Tel: 403-267-6800
Fax: 403-267-6529

Auditors
PricewaterhouseCoopers LLP
111 – 5th Avenue SW, Suite 3100
Calgary, Alberta T2P 5L3

Solicitors
Burnet, Duckworth & Palmer
350 – 7th Avenue SW, Suite 1400
Calgary, Alberta T2P 3N9